Filed by SeaChange International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Triller Hold Co LLC

(Commission File No. 001-38828)

Fox Business: TikTok Rival Triller to Go Public via Merger with Video-Tech Company

Maria Bartiromo:	TikTok rival Triller is set to go public through a reverse merger with a video-tech company SeaChange International. This puts the combined value at around $5 billion. This deal is expected to close in the first quarter of 2022 and joining me right now is the CEO of Triller, Mahi de Silva. And Mahi, it’s great to have you. Congratulations on going public. Tell me what this new money that you’re raising is going to be used for.

Mahi De Silva:	Good morning, Maria. Thank you for having me. We’re super excited about, you know, a new chapter in our company’s journey and what, what we’re trying to do is really put on some balance sheet muscle in terms of being able to take this incredible platform we have for creators to the next level. You know, fundamentally what social media has today has really failed creators because they’re so focused on monetizing that content for the platform, so companies like Facebook and TikTok. We take a very different approach, which is empowering creators to get their content to the four corners of the world and helping them get a more equitable share in the content economy. So, this will give us the ability to make deeper investments in the company, deeper investments in creators and giving creators a different voice than the big platform companies.

Bartiromo:	I love what you are doing Mahi, I mean we’ve got this new list from Cloudflare showing that TikTok was the internet’s most visited site in 2021, even beating out Google. Mahi, how do you plan to compete and overtake TikTok? What is the vision to be the number one site in 2022?

De Silva:	Yeah, you know we do, at some level, compete for you know mind share of consumers with TikTok, but just like TikTok emerged out of nowhere and took over you know companies like YouTube in terms of consumer engagement we don’t know what’s going to happen in you know a year or five years. So, our approach is to embrace every platform, right, we know that consumers make choices to consume content on places like TikTok, like Instagram, like YouTube. But our job is to make sure that the creators that are creating that content have a way of controlling those followers, addressing them, engaging them in ways that are a very open garden approach right. TikTok is a great example of a closed garden approach, and you know one of the things that our creators tell us every day is that you know what’s going on with their content and what’s going on with consumer data. There’s a lot of fears about kind of the surveillance economy that has emerged in TikTok and being a platform that is closely connected to the Chinese government. They haven’t exactly come clean about you know what they do with all this user data, and you know being a U.S. based company we offer a clear alternative from a platform perspective to those concerns at TikTok.

Bartiromo:	Yea, I’m really glad you mention those concerns, they are very important to our viewers, and I know that Triller has attracted some notable names like Justin Bieber, and Alicia Keys, Cardi B. What does that kind of celebrity do for Triller and tell me how things evolve at the company in the coming year?

[Graphic]	WHAT TO KNOW ABOUT TRILLER
ENABLES 750M INTERACTIONS WITH CONSUMERS PER MONTH 300M APP DOWNLOADS TO DATE 2X YEAR-OVER-YEAR GROWTH IN USER ENGAGEMENT

De Silva:	[Graphic] Yea it’s a great question. You know, Maria, we are only a three-year-old company, but we’ve really made a splash, particularly around the events that we have. You know, our marquee combat sports brand Triller Fight Club, you know we put on these blockbuster boxing events, we created a brand-new combat sport called Triad Combat. So, you know we invite all these stars to come and perform at these events, we’ve kind of reinvented combat sports, and music, and entertainment. So, you know having those voices participate certainly creates more splash for us. It’s a great opportunity particularly when, you know in the last couple of years, COVID really impacted touring, we created these virtual events for these mega artists to reach their fans and create really you know cultural phenomenon. So, we’ll continue to do that

Bartiromo:	That is fantastic. Yea.

De Silva:	....not just in traditional...and if you think about...

Bartiromo:	Yea I know that you want to expand your revenue stream, you’re looking to expand your revenue stream, right?

De Silva:	Yes, yes absolutely. So, where we’ve been able to drive these big events that’s been a good vein of revenue for us, but we’ve also shifted from pay-per-view type of transactions to subscription, and we’ve seen great uptick in that. And also shifting into new offerings like our NFT offering, you know we just launched a new solution that combines fine art, you know super famous artists like Basquiat, taking their physical art and making NFT’s out of them, making it much more accessible to the next generation of art consumers.

Bartiromo:	Yea I spoke with President Trump about this because Mrs. Trump, Melania Trump, launched her own NFT. The Truth Social platform from President Trump could be up and running early next year. Watch this.

[Video Clip]

Trump:	It’s going to be so big, it’s going to be so big.

Bartiromo:	You’re going to put Devin Nunes as the CEO, who I think is terrific, obviously.

Trump:	He’s fantastic.

Bartiromo:	But he’s never run a company? How are you going to compete with Google and Twitter and these big tech companies?

Trump:	We have no choice, it’s not a question, we have no choice, I think it’s going to be very big...

[Back to Interview]

Bartiromo:	Mahi your thoughts, what do you need to do to gain scale to compete with these big guys? Will you be reliant on Apple and the Apple Store? Will you be reliant on the backbone of some of these other big tech companies, who pretty much did what they wanted to Parler?

De Silva:	Yea, you know we are concerned about kind of the competitive dynamics out there, but our open garden approach means our offerings, our software runs on every platform, right. We run on phones, we run on desktop computers, on laptops, on connected TVs, Apple TV, Roku, you know pretty much anything with a screen. And our sort of multi-screen approach means that you know we deliver content where the eyeballs are, we’re really platform agnostic. And I really think that’s what creators want, they want a company that can help them get to consumers, engage them, and try to monetize their content in ways that are good for them as opposed to what’s good for the platform.

Bartiromo:	Yea, Mahi I know you’ve already made one acquisition, and I wonder if you’re going to be making more as part of the growth strategy as well in the coming year.

De Silva:	Maria you know, like I said were a three-year-old company, we’ve done 6 acquisitions to date, you know the merger with SeaChange is a transformative one for us, but we think that in the creator economy there are a lot of companies that are sub scale, we have an opportunity to start to integrate some of those smaller companies. And you know, in my career I’ve done somewhere north of 70 acquisitions, so you know that’s part of the DNA that we bring to this offering.

Bartiromo:	Terrific! Mahi, we will be watching Triller for sure congrats on the deal we will talk soon. Merry Christmas to you! Mahi De Silva joining us this morning.

De Silva:	Merry Christmas.

Forward-Looking Statements Legend

This communication, in addition to historical information, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “assuming,” “expects,” “intends,” “will,” “should,” “may,” “could,” “plan” and the negative of such terms and variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect SeaChange International, Inc.’s (collectively with its subsidiaries, “SEAC”) and Triller Hold Co LLC’ (collectively with its subsidiaries, “Triller”) current views about future events. Such forward-looking statements include, but are not limited to, statements about the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the amount, timing, terms or ultimate issuance of the Triller’s convertible notes, the expected ownership of the post-merger company (the “Post-Merger Company”), the expected trading value of the Post-Merger Company’s shares of common stock, the expected timing and likelihood of completion of the merger, the expected value of Triller and of the Post-Merger Company and opportunities relating to or resulting from the merger), and statements regarding the nature and commercial success of Triller and the Post-Merger Company, commercialization and marketing capabilities and strategy of Triller and the Post-Merger Company, developments and projections relating to the industry, the parties’ ability to protect their intellectual property positions, plans, objectives, expectations and intentions of Triller and the Post-Merger Company and the effects of having shares of capital stock traded on Nasdaq. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: risks relating to the completion of the merger, including the need for stockholder approval, the satisfaction of closing conditions and the timing to consummate the proposed merger; the completion, amount and the terms of the offering of the Triller’s convertible notes and the obtaining of any contemplated fairness opinion by SEAC; the ability of SEAC to remain listed on Nasdaq; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that the businesses will not be integrated successfully; the risk of litigation related to the proposed merger; the success and timing of regulatory submissions; regulatory requirements or developments; and other factors discussed in the “Risk Factors” section of SEAC’s most recent Annual Report on Form 10-K, subsequent quarterly reports and in other filings SEAC makes with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither SEAC nor Triller undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation Legend

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information About the Merger and Where To Find It

SEAC intends to file with the SEC a Registration Statement on Form S-4, that will include a proxy statement and also constitutes a prospectus of SEAC, in connection with the transactions and will mail a definitive proxy statement/prospectus and other relevant documents to SEAC’s stockholders. SEAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with SEAC’s solicitation of proxies for its stockholders’ special meeting to be held to approve the transactions because the proxy statement/prospectus will contain important information about SEAC, Triller and the transactions. The definitive proxy statement/prospectus will be mailed to stockholders of SEAC as of a record date to be established for voting on the transactions. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by SEAC with the SEC at the SEC’s website at www.sec.gov. Stockholders of SEAC will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: SeaChange International, Inc., 177 Huntington Avenue, Suite 1703 #73480, Boston, Massachusetts 02115-3135, Attention: Elaine Martel, Corporate Secretary.

Participants in the Solicitation Legend

SEAC, Triller, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SEAC and the unitholders of Triller in connection with the proposed transaction. Information about the directors and executive officers of SEAC is set forth in its definitive proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on May 28, 2021. Additional information regarding the participants in the proxy solicitation, including Triller’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to SEAC as described above under “Additional Information About the Merger and Where to Find It.”

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